Exhibit 15.1

LETTER IN LIEU OF CONSENT FOR REVIEW REPORT

November 26, 2025

To the Board of Directors and Shareholders of

Papa Medical Inc.

We have reviewed, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the unaudited interim financial information of Papa Medical Inc. and its subsidiaries (collectively the “Company”) for the periods ended September 30, 2025, as indicated in our report dated November 26, 2025; because we did not perform an audit, we expressed no opinion on that information.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

/s/ OneStop Assurance PAC

Singapore